UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>October 1, 2007 to October 31, 2007</u>

Commission File Number of issuing entity: <u>333-131196-09</u>

<u>Home Loan Trust 2007-HI1</u>
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131196

<u>Residential Funding Mortgage Securities II, Inc.</u>
(Exact name of depositor as specified in its charter)

<u>Residential Funding Company, LLC</u>
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer	
8400 Normandale Lake Boulevard	55437
Minneapolis, Minnesota 55437	(Zip Code)
(Address of principal executive offices of issuing entity)	

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Home Loan-Backed Notes, Series 2007-HI1, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the Home Loan-Backed Notes, Series 2007-HI1 (the "Notes"), dated March 27, 2007, and related Prospectus dated March 21, 2007 (collectively, the "Prospectus"), of the Home Loan Trust 2007-HI1 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Notes were offered under the Prospectus: Class A-1, Class A-2, Class A-3 and Class A-4.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings.

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Financial Statements of Financial Guaranty Insurance Company and Subsidiaries for the Nine Months Ended September 30, 2007 are included as Exhibit 99.2 to this Report on Form 10-D, which is incorporated by reference in its entirety herein.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits.

(a)   Documents filed as part of this report.

Exhibit 99.1   November 2007 Monthly Statement to Noteholders.

Exhibit 99.2   Financial Statements of Financial Guaranty Insurance Company and Subsidiaries for the Nine Months Ended September 30, 2007.

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3   Servicing Agreement, dated as of March 30, 2007 among Residential Funding Company, LLC, as master servicer, LaSalle Bank National Association, as indenture trustee, and the Home Loan Trust 2007-HI1, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 4.4   Amended and Restated Trust Agreement, dated as of March 30, 2007 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 4.5   Indenture, dated as of March 30, 2007 between Home Loan Trust 2007-HI1, as issuer, and LaSalle Bank National Association, as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.1   Home Loan Purchase Agreement, dated as of March 1, 2007 between Residential Funding Mortgage Securities II, Inc. and Residential Funding Company, LLC (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.2   Financial Guaranty Insurance Policy, dated March 30, 2007, issued by Financial Guaranty Insurance Company relating to the Home Loan-Backed Notes, Series 2007-HI1, Class A Notes (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 99.1   November 2007 Monthly Statement to Noteholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 26, 2007

HOME LOAN TRUST 2007-HI1
(Issuing entity)

By: Residential Funding Company, LLC, as Master
       Servicer

By: /s/ Darsi Meyer
      Name: Darsi Meyer
      Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS

EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Financial Guaranty Insurance Company and Subsidiaries

September 30, 2007

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Financial Statements

September 30, 2007

Contents

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	September 30, 2007	December 31, 2006
Assets	**(Unaudited)**	
Fixed maturity securities, available for sale, at fair value (amortized cost of **$3,905,829** in 2007 and $3,627,344 in 2006)	**$ 3,901,176**	$ 3,627,007
Variable interest entity fixed maturity securities, held to maturity at amortized cost	**750,000**	750,000
Short-term investments	**131,047**	211,726
Total investments	**4,782,223**	4,588,733
Cash and cash equivalents	**67,014**	29,963
Accrued investment income	**55,369**	49,843
Reinsurance recoverable on losses	**3,425**	1,485
Prepaid reinsurance premiums	**204,638**	156,708
Policy acquisition costs deferred, net	**113,439**	93,170
Receivable from related parties	**1,381**	2,483
Property and equipment, net of accumulated depreciation of **$3,124** in 2007 and $2,107 in 2006	**12,291**	2,617
Foreign deferred tax asset	**3,942**	3,491
Derivative assets	**190**	314
Prepaid expenses and other assets	**27,176**	17,275
Total assets	**5,271,088**	4,946,082
Liabilities and stockholders' equity		
Liabilities:		
Unearned premiums	**1,442,018**	1,347,592
Loss and loss adjustment expense reserves	**40,239**	40,299
Ceded reinsurance balances payable	**9,682**	7,524
Accounts payable, accrued expenses and other liabilities	**46,869**	41,588
Derivative liabilities	**224,273**	1,817
Payable for securities purchased	**5,447**	10,770
Variable interest entity floating rate notes	**750,000**	750,000
Accrued interest expense – variable interest entity	**1,511**	1,298
Capital lease obligations	**2,299**	2,941
Current income taxes payable	**25,541**	17,520
Deferred income taxes	**3,307**	76,551
Dividends payable	**--**	10,000
Total liabilities	**2,551,186**	2,307,900
Stockholders' equity:		
Common stock, par value $1,500 per share; 10,000 shares authorized, issued and outstanding	**15,000**	15,000
Additional paid-in capital	**1,908,818**	1,901,799
Accumulated other comprehensive income, net of tax	**9,271**	6,500
Retained earnings	**786,813**	714,883
Total stockholders' equity	**2,719,902**	2,638,182
Total liabilities and stockholders' equity	**$ 5,271,088**	$ 4,946,082

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Statements of Income
(Unaudited)

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Revenues:				
Gross direct and assumed premiums written	$ **122,268**	$ 85,030	$ **350,419**	$ 337,571
Ceded premiums written	**(28,351)**	(18,440)	**(72,128)**	(53,751)
Net premiums written	**93,917**	66,590	**278,291**	283,820
Change in net unearned premiums	**(19,298)**	(3,852)	**(46,496)**	(89,775)
Net premiums earned	**74,619**	62,738	**231,795**	194,045
Net investment income	**39,795**	35,803	**115,468**	102,160
Interest income – investments held by variable interest entity	**10,901**	10,033	**31,013**	24,628
Net realized gains (losses)	**20**	(4)	**336**	(15)
Net realized and unrealized (losses) gains on credit derivative contracts	**(206,221)**	1,110	**(222,077)**	339
Other income	**180**	490	**1,525**	1,532
Total revenues	**(80,706)**	110,170	**158,060**	322,689
Expenses:				
Loss and loss adjustment expenses	**(2,031)**	520	**(6,237)**	(1,679)
Underwriting expenses	**23,586**	20,879	**74,749**	67,776
Policy acquisition costs deferred, net	**(8,858)**	(8,736)	**(30,613)**	(30,243)
Amortization of policy acquisition costs deferred	**3,848**	1,930	**11,502**	7,486
Interest expense – debt held by variable interest entity	**10,901**	10,033	**31,013**	24,628
Other operating expenses	**793**	425	**1,571**	1,298
Total expenses	**28,239**	25,051	**81,985**	69,266
(Loss) Income before income taxes	**(108,945)**	85,119	**76,075**	253,423
Income tax (benefit) expense	**(47,409)**	21,556	**(5,855)**	63,939
Net (loss) income	**$(61,536)**	$ 63,563	**$81,930**	$ 189,484

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Nine months ended September 30,	
	2007	2006
Operating activities		
Net income	$ **81,930**	$ 189,484
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of policy acquisition costs deferred	**11,502**	7,486
Policy acquisition costs deferred, net	**(30,613)**	(30,243)
Depreciation of property and equipment	**970**	875
Amortization of fixed maturity securities	**26,385**	24,973
Amortization of short-term investments	**57**	82
Net realized (gains) losses on investments	**(336)**	15
Stock compensation expense	**7,018**	5,047
Change in accrued investment income, prepaid expenses and other assets, foreign deferred tax asset and accrued interest expense, net	**(12,769)**	(12,012)
Change in net unrealized losses on credit derivative contracts	**222,580**	1,504
Change in prepaid reinsurance premiums	**(47,930)**	(32,993)
Change in reinsurance recoverable on losses	**(1,940)**	1,145
Change in unearned premiums	**94,521**	122,693
Change in loss and loss adjustment expense reserves	**(60)**	(7,112)
Change in receivable from related parties	**1,102**	6.993
Change in ceded reinsurance balances payable and accounts payable, accrued expenses and other liabilities	**6,800**	3,797
Change in current income taxes payable	**8,021**	20,751
Change in deferred federal income taxes	**(71,905)**	14,083
Net cash provided by operating activities	**295,333**	316,568
Investing activities		
Sales and maturities of fixed maturity securities	**186,555**	124,598
Purchases of fixed maturity securities	**(489,630)**	(418,167)
Purchases, sales and maturities of short-term investments, net	**82,056**	(1,509)
Receivable for securities sold	**(2,896)**	–
Payable for securities purchased	**(5,323)**	–
Purchase of fixed assets	**(10,596)**	(317)
Purchase of investments held by variable interest entity	**–**	(750,000)
Net cash used in investing activities	**(239,834)**	(1,045,395)
Financing activities		
Proceeds from issuance of debt held by variable interest entity	**–**	750,000
Payment of dividends	**(20,000)**	(10,000)
Net cash provided by financing activities	**(20,000)**	740,000
Effect of exchange rate changes on cash	**1,552**	(743)
Net increase in cash and cash equivalents	**37,051**	10,430
Cash and cash equivalents at beginning of period	**29,963**	45,077
Cash and cash equivalents at end of period	$ **67,014**	$ 55,507

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited)

(Dollars in thousands, except per share amounts)

1. Business and Organization

Financial Guaranty Insurance Company (the "Company") is a wholly owned subsidiary of FGIC Corporation ("FGIC Corp."). The Company provides financial guaranty insurance and other forms of credit enhancement for public finance and structured finance obligations. The Company's financial strength is rated "Aaa" by Moody's Investors Service, Inc., "AAA" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and "AAA" by Fitch Ratings, Inc. The Company is licensed to write financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and, through a branch, the United Kingdom. In addition, a United Kingdom subsidiary of the Company is authorized to write financial guaranty business in the United Kingdom and has passport rights to write business in other European Union member countries.

2. Basis of Presentation

The consolidated financial statements include the accounts of the Company and all other entities in which the Company has a controlling financial interest. All significant intercompany balances have been eliminated.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three- and nine-month periods ended September 30, 2007 are not necessarily indicative of results that may be expected for the year ending December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, including the accompanying notes.

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

3. Review of Financial Guaranty Industry Accounting Practices

On April 18, 2007, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft of a Proposed Statement of Financial Accounting Standards entitled *Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.* The proposed statement addresses accounting for loss reserving, premium recognition and additional disclosures regarding financial guaranty insurance contracts. Currently, the financial guaranty industry accounts for financial guaranty insurance contracts under Statement of Financial Accounting Standards ("SFAS") No. 60, *Accounting and Reporting by Insurance Enterprises,* which was developed prior to the emergence of the financial guaranty industry. As SFAS No. 60 does not specifically address financial guaranty contracts, there has been diversity in the manner in which different financial guarantors account for these contracts. The purpose of the proposed statement is to provide authoritative guidance on accounting for financial guaranty contracts that are not accounted for as derivative contracts under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. The FASB held a public round table meeting with respondents to the exposure draft in September 2007 to discuss significant issues raised in the comment letters. The exposure draft is scheduled to be redeliberated in the fourth quarter of 2007 and it is anticipated that the final pronouncement will be issued in the first quarter of 2008. Upon the issuance of the final pronouncement, the Company, along with other companies in the financial guaranty industry, may be required to change certain aspects of accounting for loss reserves, premium income and disclosures.

4. New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of SFAS No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes metrics for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on other matters related to accounting for income taxes. FIN 48 is applicable for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. (See note 7.)

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

4. New Accounting Pronouncements (continued)

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and addresses issues raised in SFAS No. 133 Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*. The primary objectives of SFAS No. 155 are: (i) with respect to SFAS No. 133, to address accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS No. 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after January 1, 2007. The Company adopted SFAS No. 155 on January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires additional disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but its application could change current practices in determining fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of SFAS No. 157 and its potential impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 does not require any new fair value measurements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of SFAS No. 159 and its potential impact on the Company's financial statements.

5. Premium Refundings

Unearned premiums represent the portion of premiums received applicable to future periods on insurance policies in force. When an obligation insured by the Company is refunded by the issuer prior to the end of the expected policy coverage period, any remaining unearned premium is recognized. A refunding occurs when an insured obligation is called or legally defeased by the issuer prior to stated maturity. Premiums earned on refundings were $6,816 and $5,833 for the three months ended September 30, 2007 and 2006, respectively, and $38,294 and $28,598 for the nine months ended September 30, 2007 and 2006, respectively.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

6. Loss and Loss Adjustment Expense Reserves

Loss reserves and loss adjustment expenses are regularly reviewed and updated based on claim payments and the results of ongoing insured portfolio surveillance. The reserves are necessarily based upon estimates and subjective judgments about the outcomes of future events, and actual results will likely differ, possibly materially, from these estimates. At September 30, 2007, the Company had case reserves of $29,273, credit watchlist reserves of $9,437 and an unallocated loss adjustment expense reserve of $1,529. At December 31, 2006, the Company had case reserves of $27,029, credit watchlist reserves of $11,741 and an unallocated loss adjustment expense reserve of $1,529.

Losses and loss adjustment expenses for the nine-month period ended September 30, 2007 reflect claim reimbursements of $4,475 received by the Company in May 2007 for claims paid during 2006 and 2005 related to an insured obligation of an investor-owned utility impacted by Hurricane Katrina. The Company had previously not recorded a recovery for these claims due to the status of the utility's bankruptcy filing.

7. Income Taxes

The Company files a consolidated U.S. federal tax return with FGIC Corp. The Company also files separate returns in various state and foreign jurisdictions.

The Company adopted the provisions of FIN 48 on January 1, 2007. The Company's liability for unrecognized tax benefits was not impacted as a result of the adoption of FIN 48.

As of September 30, 2007, the balance of unrecognized tax benefits reflected in current income taxes payable was $26,180 of which $14,247 related to tax positions for which the ultimate deductibility is certain but for which there is uncertainty as to the timing of deductibility. A disallowance as to the timing of the recognition of these tax positions would not result in a change to the annual effective tax rate but would accelerate the payment of cash to the taxing authority. Interest and penalties on any disallowance would also affect the annual effective tax rate.

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

7. Income Taxes (continued)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits where the ultimate recognition is uncertain. Tax expense related to interest and penalties amounted to approximately $198 and $0 for the three months ended September 30, 2007 and 2006, respectively, and $423 and $0 for the nine months ended September 30, 2007 and 2006, respectively. Approximately, $423 and $0 were accrued for the payment of interest and penalties at September 30, 2007 and December 31, 2006, respectively, which is included as a component of the balance of unrecognized tax benefits.

In the second quarter of 2006, the Internal Revenue Service ("IRS") commenced an examination of the Company's consolidated U.S. income tax returns for 2003 and 2004. The examination was completed in the second quarter of 2007. Upon completion of the audit, previously unrecognized tax benefits of **$5,354** relating to the years under examination were recognized. As a result of completion of the examination, the Company is not subject to U.S. federal income tax examination by the IRS for years before 2005.

During the three- and nine-month periods ended September 30, 2007 the gross increase in unrecognized tax benefits as a result of tax positions taken during the current period were $5,266 and $13,556 respectively. There were no decreases in unrecognized tax benefits as a result of tax positions taken in the current period.

The Company's U.S. federal effective corporate tax rates of (44.88)% and 24.96% for the three months ended September 30, 2007 and 2006, respectively, and (10.11)% and 25.04% for the nine months ended September 30, 2007 and 2006, respectively, were less than the statutory corporate tax of 35%, primarily due to the impact of the net unrealized losses on credit derivative contracts on income before income tax expense (see note 9). In addition, the tax-exempt interest received on investments and the recognition of tax benefits related to the 2003 and 2004 examination years lowered the effective tax rate.

The Company's United Kingdom operations are subject to examination by foreign tax authorities for the years since they commenced operation in 2004.

(Dollars in thousands, except per share amounts)

8. Reinsurance

Net premiums earned are shown net of ceded premiums earned of $7,856 and $5,705 for the three months ended September 30, 2007 and 2006, respectively, and $24,398 and $21,176 for the nine months ended September 30, 2007 and 2006, respectively.

9. Derivative Instruments

Certain financial guaranty contracts (primarily credit default swaps) issued by the Company are considered derivatives under SFAS No.133. Accordingly, these contracts are recognized on the Consolidated Balance Sheet at their fair value, and changes in fair value are recognized immediately in earnings. The Company considers these agreements to be a normal extension of its financial guaranty insurance business and intends to hold the contracts until maturity. Under the terms of the credit derivative contracts, the Company is not required to post collateral, and in the event the underlying obligation were to default, payments would not be accelerated and would be made on a pay as you go basis. The Company's total outstanding principal insured net of reinsurance on these contracts was $32,599,298 as of September 30, 2007 and $22,696,360 as of December 31, 2006.

The Company believes that the most meaningful presentation of the financial statement impact of these credit derivative contracts is to record revenue as installments are received as a component of premiums, and to record claims payments, expected claims, loss and loss adjustment expenses, and changes in fair value as "Net realized and unrealized gains (losses) on credit derivative contracts" in the Consolidated Statements of Income. The Company recorded net earned premiums under these agreements of $8,124 and $21,866 for the three- and nine-month periods ended September 30, 2007, respectively. The Company recorded net earned premiums under these agreements of $5,101 and $13,879 for the three- and nine-month periods ended September 30, 2006, respectively. As of September 30, 2007, the Company had recorded no losses or loss adjustment expenses related to these contracts. Management's determination that no loss reserves were required at September 30, 2007 was necessarily based upon estimates and subjective judgments about the outcomes of future events. Actual results will likely differ, possibly materially, from these estimates. This determination will be evaluated as additional information becomes available, and loss reserves may be recorded on these contracts in future periods.

(Dollars in thousands, except per share amounts)

9. Derivative Instruments (continued)

Since quoted market values are not available for the credit derivative contracts, the realized and unrealized gains and losses attributable to these contracts are recognized in the Consolidated Statements of Income by recording their fair value, as determined each quarter based on internally developed models. These models require market-driven inputs, including dealer quotes for the underlying bonds, credit spreads and yield curves. The models calculate a theoretical exit price and reflect management's best judgment about current market conditions. There may be volatility in the market-driven inputs obtained from an illiquid CDS market, and differences may exist between available market data and the assumptions used by management to estimate the fair value of these instruments. Accordingly, the valuation results from the model could differ materially from amounts that would be realized in the market if the derivative were traded. Moreover, volatile market conditions are likely to cause future valuations to differ, possibly materially, from those reflected in the current period.

The following table summarizes the net realized and unrealized (losses) gains on credit derivative contracts.

	Three months ended September 30,	
	2007	**2006**
Change in net unrealized (losses) gains	**$(206,595)**	$ 1,110
Realized gains	**374**	–
Net realized and unrealized (losses) gains on credit derivative contracts	**$(206,221)**	$ 1,110

	Nine months ended September 30,	
	2007	**2006**
Change in net unrealized (losses) gains	**$ (222,580)**	$ (1,504)
Realized gains	**503**	1,843
Net realized and unrealized (losses) gains on credit derivative contracts	**$ (222,077)**	$ 339

The increase in net unrealized losses for the three- and nine-month periods ended September 30, 2007 primarily related to increases in credit spreads on certain structured finance obligations insured by the Company, most significantly collateralized debt obligations supported by asset backed securities. The increase in credit spreads reduced the fair value of the Company's CDS contracts related to these insured obligations.

(Dollars in thousands, except per share amounts)

10. Comprehensive Income

Accumulated other comprehensive income of the Company consists of net unrealized gains and losses on investment securities and foreign currency translation adjustments. The components of total comprehensive (loss) income for the three- and nine-month periods ended September 30, 2007 and 2006 were as follows:

	Three months ended September 30,	
	2007	2006
Net (loss) income	$ **(61,536)**	$ 63,563
Other comprehensive income	**39,718**	55,555
Total comprehensive (loss) income	$ **(21,818)**	$119,118

	Nine months ended September 30,	
	2007	**2006**
Net income	$ **81,930**	$ 189,484
Other comprehensive income	**2,771**	16,741
Total comprehensive income	$ **84,701**	$ 206,225

The components of other comprehensive income for the three- and nine-month periods ended September 30, 2007 and 2006 were as follows:

	Three months ended September 30, 2007		
	Before Tax Amount	**Tax**	**Net of Tax Amount**
Unrealized holding gains arising during the period	$ **54,664**	$ **(19,13**	$ **35,5**
Reclassification of gains realized in net income	**(20)**	**7**	**(13)**
Unrealized gain on investments	**54,644**	**(19,125)**	**35,519**
Foreign currency translation adjustment	**6,460**	**(2,261)**	**4,199**
Total other comprehensive income	$ **61,1(**	$ **(21,386**	$ **39,7**

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

10. Comprehensive Income (continued)

	Three months ended September 30, 2006		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 83,621	$ (29,267)	$ 54,354
Reclassification of losses realized in net income	4	(2)	2
Unrealized gain on investments	83,625	(29,269)	54,356
Foreign currency translation adjustment	1,847	(648)	1,199
Total other comprehensive income	$ 85,472	$ (29,917)	$ 55,555

	Nine months ended September 30, 2007		
	Before Tax Amount	**Tax**	**Net of Tax Amount**
Unrealized holding losses arising during the period	**$ (4,54**	**$ 1,**	**$ (2,95**
Reclassification of gains realized in net income	**(336)**	**117**	**(219)**
Unrealized loss on investments	**(4,880)**	**1,708**	**(3,172)**
Foreign currency translation adjustment	**9,143**	**(3,200)**	**5,943**
Total other comprehensive income	**$ 4,2**	**$ (1,4**	**$ 2,**

	Nine months ended September 30, 2006		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding gains arising during the period	$ 18,718	$ (6,551)	$ 12,167
Reclassification of losses realized in net income	15	(6)	9
Unrealized gain on investments	18,733	(6,557)	12,176
Foreign currency translation adjustment	7,025	(2,460)	4,565
Total other comprehensive income	$ 25,758	(9,017)	$ 16,741